UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	May 1, 2026	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Content

Items	Description

1	Election of Directors News Release May 1, 2026

NEWS RELEASE

CN Announces Election of Directors

MONTREAL, May 1, 2026 — CN (TSX: CNR) (NYSE: CNI) announced that the director nominees listed in the management information circular dated March 9, 2026 (the “Information Circular”), were elected as directors of CN. The detailed results of the vote for the election of directors held at CN’s Annual Meeting of Shareholders (“Meeting”) on May 1, 2026 via online webcast are set out below.

Election of Directors

On a vote by ballot, each of the following 11 nominees proposed by management was elected as a director of CN:

Nominee	Votes For	% For	Votes Against	% Against
Shauneen Bruder	438,986,975	96.07%	17,962,676	3.93%
Jo-ann dePass Olsovsky	430,546,313	94.22%	26,403,335	5.78%
David Freeman	455,482,343	99.68%	1,467,306	0.32%
Denise Gray	439,516,285	96.18%	17,433,244	3.82%
Justin M. Howell	438,989,575	96.07%	17,959,954	3.93%
Susan C. Jones	454,848,008	99.54%	2,101,520	0.46%
Robert Knight	438,972,788	96.07%	17,976,737	3.93%
Michel Letellier	453,567,551	99.26%	3,381,977	0.74%
Al Monaco	452,819,045	99.10%	4,130,419	0.90%
Madeleine Paquin	455,415,305	99.66%	1,534,223	0.34%
Tracy Robinson	455,394,959	99.66%	1,555,622	0.34%

Shauneen Bruder was unanimously re-elected by the board of directors as board chair. Ms. Bruder is a Corporate Director and retired Executive Vice-President, Operations at the Royal Bank of Canada.

Biographical information on all directors can be found in the Information Circular, available at https://www.cn.ca/en/investors/regulatory-filings/

Final voting results on all matters voted on at the Meeting will be filed with the Canadian and U.S. securities regulators.

About CN

CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:

Media	Investment Community
Ashley Michnowski	Jamie Lockwood
Senior Manager	Vice-President
Media Relations	Investor Relations & Special Projects
(438) 596-4329	(514) 399-0052
media@cn.ca	investor.relations@cn.ca